SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 10, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, October 9, 2017 regarding “Ronnie Leten proposed as new Chairman of the Board in Ericsson. Kurt Jofs proposed as new member of the Board”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: October 10, 2017

Ronnie leten proposed as new Chairman of the Board in Ericsson. Kurt Jofs proposed as new member of the Board

Ericsson’s (NASDAQ:ERIC) Nomination Committee will propose Ronnie Leten as new Chairman of the Board of Ericsson. Between 1985 and 2017, Leten held various positions within Atlas Copco, being the company’s President and CEO 2009-2017. He is currently a board member in SKF, the Chairman of the Board of Electrolux and proposed Chairman of the Board of Epiroc, the part of Atlas Copco planned to be dividend out in 2018. Leten is a Belgian citizen, born in 1956, and holds a M.Sc in Applied Economics from the University of Hasselt, Belgium. Ericsson’s current Chairman of the Board Leif Johansson has previously announced that he will not make himself available for reelection at the 2018 Annual General Meeting.

The Nomination Committee will also propose Kurt Jofs as new member of the Board. Jofs was responsible for Ericsson’s Networks business 2003-2008 and is currently the Chairman of the Board in Tieto.

Kristin Skogen Lund has notified the Nomination Committee that she will not be available for reelection.

The Nomination Committee’s additional proposals will be published later, in conjunction with the notice of the 2018 Annual General Meeting at the latest.

The Chairman of the Nomination Committee, Johan Forssell (CEO of Investor AB), comments: “The Nomination Committee has worked intensively and constructively during recent months, and we are glad that we now can propose a new Chairman of the Board in Ericsson. The Nomination Committee believes that in Ronnie Leten, we have found the right person to assume the position as Chairman in Ericsson, providing experience and competence that will benefit the company. Ronnie Leten has a very strong track record when it comes to value creation. Mr Leten is a very skilled businessman, technically savvy and strategically versatile. Furthermore, he has significant experience from digitalization of major operations, which will be beneficial for Ericsson’s focused work together with its customers.

Forssell continues: “In addition, the Nomination Committee proposes Kurt Jofs as a new member of the Board. With Mr Jofs’ deep knowledge of and background from the telecom and IT-industry, not least from his previous tenure at Ericsson, we believe that he will contribute complementary skills and experience to Ericsson’s Board. With these changes, the Nomination Committee believes that the company is given the right conditions for realizing its long-term potential.”

Ericsson’s Nomination Committee consists of Johan Forssell, Investor AB (Chairman of the Nomination Committee); Bengt Kjell, AB Industrivärden and Handelsbankens Pensionsstiftelse; Christer Gardell, Cevian Funds; Anders Oscarsson, AMF Försäkring och Fonder; Johan Held, Afa Försäkring; and Leif Johansson, Chairman of the Board.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit http://www.ericsson.com/press

FOLLOW US:

www.twitter.com/ericsson

www.facebook.com/ericsson

www.linkedin.com/company/ericsson

www.youtube.com/ericsson

MORE INFORMATION AT:

News Center

media.relations@ericsson.com

(+46 10 719 69 92)

investor.relations@ericsson.com

(+46 10 719 00 00)

Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08:30 CEST on October 9, 2017.